**GOLDEN CACAO CORPORATION**

**A Colorado Corporation**


March 2021


**Convertible Preferred Stock**


**Subscription Agreement**


*If you decide not to participate in this offering, please return the Private Offering Memorandum (together with all amendments, appendices, and supplements thereto), this Subscription Agreement, and any copies of the aforementioned documentation (and any portions thereof) to:*


**GOLDEN CACAO CORPORATION**
**(The "Project")**



Maximum Offering of up to $5,000,000
Of
Convertible Preferred Stock


Contact:

| | |
|---|---|
| Golden Cacao Corporation | James R. Simmons, Esq. |
| C/O Christopher Werner | Simmons Associates, Ltd. |
| 8400 E. Prentice Ave. Suite 1360 | 155 South Main Street, Suite 301 |
| Denver, CO 80111 | Providence, RI 02903 |
| Phone: (920) 207-0100 | Phone: (719) 440-0333 |
| Email: cwerner@goldencacao.io | Email: jsimmons@simmonsltd.com |


**Copy No. _____**

# GOLDEN CACAO CORPORATION

## Subscription Instructions

1. **Please complete, date, and sign the Subscription Agreement**. By signing, you agree to abide by the Articles of Incorporation and Bylaws of **Golden Cacao Corporation**, a Colorado for profit company (collectively the "**Company**"), and to the terms and conditions of the Subscription Agreement. **Please keep a signed copy of all completed and signed documents for your records.**

**Please send the original of your completed, dated and signed Subscription Agreement to:**

| | |
|---|---|
| Golden Cacao Corporation | James R. Simmons, Esq. |
| C/O Christopher Werner Chairman | Simmons Associates, Ltd. |
| 8400 E. Prentice Ave., Suite 1360 | 155 South Main Street, Suite 301 |
| Denver, CO 80111 | Providence, RI 02903 |
| Phone: (920) 207-0100 | Phone: (719) 440-0333 |
| Email: cwerner@goldencacao.io | Email: jsimmons@simmonsltd.com |

2. If you elect to subscribe, please pay the subscription amount of US$____________.00, by check or wire transfer, to an escrow account of the Corporation. If you prefer to pay by check, please make each check payable to "**Golden Cacao Corporation"** You may also pay by wire transfer according to the instructions on the following pages.

3. **To ensure proper processing, please call Jim Simmons at Simmons Associates, Ltd. at (719) 440-0333 to confirm your wire transfer or wire transfers, as applicable.**

4. **If your subscription is accepted**, an officer will countersign your Subscription Agreement to confirm your subscription of share to the Company and will send you a copy of the countersigned signature page.

**QUESTIONS: please contact:**

C/O Simmons Associates, Ltd.
155 South Main Street, Suite 301
Providence, Rhode Island, 02903
Attn: James R. Simmons (jsimmons@simmonsltd.com)

**CONFIDENTIALITY NOTE: The information contained in this document is legally privileged and confidential information intended only for the addressee(s) named above. If the reader of this document is not the intended recipient, you are hereby notified that any dissemination, distribution or copy of the document is strictly prohibited. If you have received this document in error, please immediately notify us by telephone and return the document to us at the address below via US Mail. We will reimburse any reasonable cost you incur in notifying us and returning the document to us. Thank you.**

**Re: GOLDEN CACAO CORPORATION - Subscription for Shares**

Ladies and Gentlemen:

The undersigned (the "**Investor**") hereby subscribes to purchase _____ common shares ("**Shares**"), in the investment amount of _____ United States dollars (US$_____.00) (the "**Investment Amount**"), in **Golden Cacao Corporation**, a Colorado corporation (the "**Company**"), to be used by the Company or the Board of Directors of the Company (the "**BOD**"), and its affiliates. The Investor understands that the Company and/or the Board of Directors may reject this subscription for any reason, in either of their sole and exclusive discretion. In the event this subscription is rejected by the Company, or in the event the conditions necessary to close the offering of shares underlying this subscription are not satisfied or waived, such Investor's Investment Amount and Administrative Fee shall be returned to the Investor without interest or deduction or as in accordance with the Subscription Agreement or other agreement.

The Investor acknowledges that the information contained herein is being furnished to determine whether the Investor's Subscription Agreement of which this letter forms a part (this "Subscription Agreement") complies with the requirements of various securities laws, including Section 4(2) of the Securities Act of 1933, as amended (the "Federal Act"), Rule 5 0 4  a n d 506 of Regulation D ("Regulation D"), and Rule 902 of Regulation S ("Regulation S"), as well as the requirements of certain applicable state securities laws. The Investor understands that the Board of Directors and the Company will rely upon the information contained herein for purposes of such determination.

For purposes of such investment in the Company, the Investor hereby represents, warrants, and agrees as follows:

1.     **General Representations and Warranties**. The Investor hereby represents and  warrants as follows to the Company and the Board of Directors:

   (a)     *General Information*. The general information regarding the Investor previously submitted, submitted herewith, or to be submitted in the future to the Company by the Investor, including, but not limited to, the Investor Eligibility Questionnaire, is and shall be true, complete, and correct in all respects.

   (b)     *ACCREDITED INVESTOR STATUS* **(IF APPLICABLE, SEE EXHIBIT C FOR FURTHER REQUIREMENTS). THE INVESTOR HAS COMPLETED PAGE 2-11 OF THE INVESTOR ELIGIBILITY QUESTIONNAIRE BELOW THAT ADDRESSES THE DEFINITION OF "ACCREDITED INVESTOR" AS SUCH TERM IS DEFINED IN RULE 501 OF REGULATION D, AND THE INVESTOR MEETS ONE OR MORE OF THE REQUIREMENTS TO QUALIFY AS AN "ACCREDITED INVESTOR".**

   (c)     *Regulation S Compliance* **(IF APPLICABLE, SEE EXHIBIT D FOR FURTHER REQUIREMENTS)**. If the Investor is subscribing to purchase Shares  outside the United States, the Investor will deliver to the Company a copy of an IRS Form W-8 completed by the Investor, and the Investor represents and covenants that:

      (i)     The Investor is not a "U.S. Person," as such term is defined in Regulation S.

      (ii)     No offer or sale of the Shares was made to the Investor in the United States.

      (iii)     The Investor is not purchasing Shares for the account or on behalf of any U.S. Person.

      (iv)     The Investor has not made any pre-arrangement to transfer Shares to a U.S. Person or to return Shares to the United States securities markets (which includes short sales in the United States within the applicable "distribution compliance period," as defined in Regulation S (hereinafter referred to as the "restricted period") to be covered by delivery of Shares) and is not purchasing Shares as part of any plan or scheme to evade the registration requirements of the Federal Act.

      (v)     Any and all offers and sales of Shares by the Investor in the United States or to U.S. Persons or otherwise whether prior to the expiration or after the expiration of the applicable restricted period shall be made only pursuant to a registration of the Shares under the Federal Act or an exemption from registration. The Investor also understands that the Company will require from the Investor certain written representations to indicate that the sale of Shares was made in a transaction that complies with the provisions of Regulation S.

(vi)     The Investor is not a "distributor," as defined in Regulation S. However, if the Investor should be deemed to be a distributor prior to reselling Shares to a non-U.S. Person during the restricted period, the Investor will send a notice to each new subscriber of Shares that such new subscriber is subject to the restrictions of Regulation S during the restricted period.

(vii)    The Investor is not an officer, director, or "affiliate" (as that term is defined in Rule 405 under the Federal Act) of the Partnership or an "underwriter" or "dealer" (as such terms are defined in the Federal Act), and the purchase of Shares by the Investor is not a transaction (or part of a series of transactions) that is part of any plan or scheme to evade the registration provisions of the Federal Act.

(viii)   The Investor does not have a short position in any Shares and will not have a short position in such securities at any time prior to the expiration of the restricted period.

(ix)     If, at any time after the expiration of the restricted period, the Investor wishes to transfer or attempts to transfer Shares to a U.S. Person, the Investor agrees to notify the Company if at such time it is an "affiliate" of the Company or is then acting as an "underwriter," "dealer," or "distributor" as to such Shares (as such terms are defined in the Federal Act or the regulations promulgated thereunder, including, but not limited to, Regulation S), or if such transfer is being made as part of a plan or scheme to evade the registration provisions of the Federal Act.

(d)     *Knowledge and Experience*. The Investor has such knowledge and experience in financial, tax, and business matters that he or she is capable of evaluating the merits and risks of acquisition of the Shares and of making an informed investment decision with respect to such investment.

(e)     *Investment Intent*. The Investor is acquiring the Shares for his or her own account, for investment purposes only, and not with a view to the resale or other distribution thereof, in whole or in part. The Investor further understands that no federal or state agency or securities or commodities exchange has reviewed the Company's Private Offering Memorandum (the "Memorandum"), the Operating Agreement, or the private placement of the Shares, or made any finding or determination as to the fairness of an investment in the Company.

(f)     *Review of Investment*. The Investor has investigated the purchase of Shares in  the Company to the extent he or she has deemed necessary or desirable and has determined that the Shares are a suitable investment for him or her. In  connection therewith, (i) the Investor has carefully reviewed the Articles of Incorporation and Bylaws, (ii) the Investor has read and is familiar with the Memorandum related to the Company, (iii) the Investor has consulted with his or her own legal, accounting, tax, investment, and other advisers to the extent the Investor has deemed necessary, and (iv) the Investor has been given the opportunity to ask questions of and receive answers from the Board of Directors and the Company concerning the terms and conditions of the Articles of Incorporation and Bylaws and the Memorandum and other matters pertaining to an investment in the Company, and to obtain such additional information as he or she deemed  desirable to verify the accuracy of such information and to evaluate the merits and  risks of the purchase of the Shares.

Notwithstanding the foregoing, Investor acknowledges and agrees that no representation, warranty, or statement made in or in connection with the Memorandum or this offering of Shares, whether by the Company, the Board of Directors, or any of their respective authorized affiliates,  officers, partners, agents, or representatives, will be deemed to be a  representation, warranty, or statement of or by any other shareholder of the  Company or any other party, and that all statements by the Company, the Board of Directors, or any of their agents in connection with this  offering of Shares in the Company, are solely  attributable to and made by the Company, the Board of Directors, or such  authorized agent, and no Investor may hold any other party responsible or liable  for statements made by Company, the Board of Directors, or such  authorized agent.

(g)     *Ability to Bear Risks*. The Investor is able to bear the economic risks associated  with an investment in the Company. The Investor has adequate means  of providing for current needs and personal contingencies and is aware that an  investment in the Shares is highly speculative and subject to substantial risks.  The Investor is capable of bearing the high degree of economic risk and burden of  this investment, including, but not limited to, the possibility of the complete loss  of all contributed capital and the limited transferability of the Shares.

(h)     *Private Offer*. The Investor is subscribing to purchase the Shares outside the  United States pursuant to Section 1(c), and the Company's offer of  Shares was privately communicated to the Investor.

**(i)**     *Compliance.* Investor acknowledges that the Company will not accept  the investment of funds by any Investor acting, directly or indirectly, in  contravention of any applicable anti-money laundering regulations or conventions  of the United States or any applicable international jurisdictions, or on  behalf of  terrorists, terrorist organizations, or narcotics traffickers, including those persons  or entities that are included on any relevant lists maintained by  the United  Nations, North Atlantic Treaty Organization, Financial Action Task Force on  Money Laundering of the Organization for Economic Cooperation and  Development, the Office of Foreign Assets Control of the U.S. Department of the  Treasury, U.S. Securities and Exchange Commission, U.S. Federal Bureau  of  Investigation, U.S. Central Intelligence

Agency, or U.S. Internal Revenue Service, all as such regulations and conventions may be amended from time to time ("Prohibited Investments"). Investor's subscription for the Shares is not a Prohibited Investment.

**English Language.**

THE INVESTOR EITHER READS AND UNDERSTANDS ENGLISH, OR HAS HAD THIS SUBSCRIPTION AGREEMENT, THE ARTICLES OF INCORPORATION AND BYLAWS, THE MEMORANDUM, AND SUCH OTHER MATERIALS AS THE INVESTOR DEEMS NECESSARY TRANSLATED BY A TRUSTED ADVISOR INTO A LANGUAGE THAT THE INVESTOR DOES UNDERSTAND.

2. **Notice of Changes**. The Investor will promptly notify the Board of Directors in writing of any changes in the representations, warranties, and covenants it makes under this Subscription Agreement. Absent any such notice, such representations shall be deemed made by the Investor at the time of each investment by him or her in the Company and may be relied upon as complete and correct by the Board of Directors and the Company.

3. **Additional Information**. The Investor acknowledges that the Company and the Board of Directors may require other documentation in addition to this Subscription Agreement, and the Company and the Board of Directors reserve the right to request such documentation prior to deciding whether or not to accept this subscription.

4. **Adoption of Articles of Incorporation and Bylaws**. Effective upon the acceptance of this Subscription Agreement by the Company, the Investor hereby accepts, adopts and agrees to be bound by each and every provision contained in the Articles of Incorporation and Bylaws, and agrees to become a member, as defined therein.

5. **Power of Attorney**. The Investor, by his or her execution hereof, hereby irrevocably makes, constitutes and appoints the Board of Directors as his or her true and lawful agent and attorney-in-fact, with full power of substitution and full power and authority in his or her name, place, and stead to make, execute, sign, acknowledge, swear to, record, and register (i) all certificates and other instruments deemed advisable by the Board of Directors to carry out the provisions of the Articles of Incorporation and Bylaws and applicable law; (ii) all instruments that the Board of Directors deems appropriate to reflect a change or modification of the Articles of Incorporation and Bylaws in accordance with the Articles of Incorporation and Bylaws; (iii) all conveyances and other instruments or papers deemed advisable by the Board of Directors in connection with the Company, including, without limitation, those to effect the dissolution and termination of the Company; and (iv) all other instruments or papers which may be required or permitted by law to be filed on behalf of the Company.

The Investor authorizes such attorney-in-fact to take any further action which such attorney-in-fact shall consider necessary or advisable in connection with any of the foregoing, hereby giving such attorney-in-fact full power and authority to do and perform each and every act or thing whatsoever requisite to be done in and about the foregoing as fully as such Investor might or could do if personally present, and hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue hereof. The forgoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive the death of the Investor and extend to the Investor's heirs, legal representatives, successors and assigns. The Investor hereby agrees to be bound by any representation made by such representative and attorney-in-fact acting in good faith pursuant to such power of attorney, and hereby waives any and all defenses which may be available to contest, negate, or disaffirm the action of such representative and attorney-in-fact taken in good faith pursuant to such power of attorney.

6. **Indemnification**. The Investor agrees to indemnify and hold harmless the Board of Directors and its affiliates, each other owner of Shares, and the Company from and against any and all losses, liabilities, claims, damages and expenses (including any expense reasonably incurred in investigating, preparing, or defending against any claim whatsoever) related to any false representation or breach of any warranty or agreement contained herein. If instructions are given by the undersigned by facsimile, the undersigned undertakes to send the original letter of instructions by courier delivery service to the Board of Directors and the Company and agrees to indemnify each of them against any loss of any nature whatsoever arising to any of them as a result of any of them acting upon facsimile instructions. The Board of Directors and the Company may rely conclusively upon and shall incur no liability in respect of any action taken upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons.

7. **Successors of the Investor**. The representations, warranties, covenants, and agreements in this Subscription Agreement shall be binding on the Investor's successors, permitted assigns, heirs, and legal representatives, and shall inure to the benefit of the respective successors and assigns of the Board of Directors and the Company.

8. **Privacy**. The Investor agrees that information supplied in this Subscription Agreement and otherwise in connection with his or her subscription for the Shares may be retained by the Company or the Board of Directors and will be used for the purposes of processing the subscription. Such information may also be used for the purpose of carrying out Investor instructions or responding to any inquiry purported to be given by or on behalf of the Investor. Investor authorizes the Company and the Board of Directors to disclose and transfer such information to each other, including any of their employees, officers, directors, and agents, and/or their subsidiaries and/or affiliates, to any third party employed or retained to provide administrative, computer, or other services or facilities, or to any governmental or regulatory authority.

9. **Confidentiality**. The Investor understands that this Subscription Agreement and all other documents delivered to the Investor in connection with this private placement of the Shares are confidential documents prepared solely for the benefit of qualified investors acceptable to the Company. The Investor agrees that he or she will not reproduce or distribute any of such documents in whole or in part, and if this subscription is rejected, he or she will promptly return the subscription materials and any copies thereof to the Company.

10. **Counterparts and Delivery**. This Subscription Agreement may be executed in any number of counterparts, each of which shall be considered an original. Delivery of a copy of this Subscription Agreement bearing an original signature by facsimile transmission, by electronic mail in "portable document format" (".pdf") form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

11. **Applicable Law and Jurisdiction**. Except to the extent covered by applicable United States federal law, this Subscription Agreement and the rights and obligations of the parties hereto with respect to the subscription shall be interpreted and enforced in accordance with, and governed by, the laws of the State of Colorado applicable to agreements made and to be performed wholly within that jurisdiction.

12. **Entirety of Agreement; Amendment**. This Subscription Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements (whether oral or written), and may not be amended, modified, terminated, or revoked except by written agreement of the parties. In the event of any conflict between the terms of the Articles of Incorporation and Bylaws and this Subscription Agreement, Articles of Incorporation and Bylaws will control.

13. **U.S. Federal Law.** The Investor acknowledges that United States Federal law, regulations and Executive Orders administered by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") may prohibit the Trust, the Investment Manager, the Sub-Adviser and the Transfer Agent from, among other things, engaging in transactions with, and the provision of services to, persons on the list of Specially Designated Nationals and Blocked Persons and persons, foreign countries and territories that are the subject of U.S. sanctions administered by OFAC2 (collectively, the "OFAC Maintained Sanctions").

    The Trust prohibits the investment of funds by any persons or entities that are (i) the subject of OFAC Maintained Sanctions, (ii) acting, directly or indirectly, in contravention of any applicable laws and regulations, including anti- money laundering regulations or conventions, or on behalf of persons or entities subject to an OFAC Maintained Sanction, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the Trust, after being specifically notified by the Investor in writing that it is such a person, conducts further due diligence, and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank3 (such persons or entities in (i) – (iv) are collectively referred to as "Prohibited Persons"). The Investor represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a Prohibited Person.

Generally speaking, a "foreign shell bank" means a foreign bank without a physical presence in any country but does not include a regulated affiliate. A post office box or electronic address would not be considered a physical presence. A "regulated affiliate" means a foreign shell bank that: (1) is an affiliate of a depository institution, credit union, or foreign bank that maintains a physical presence in the United States or a foreign country, as applicable; and (2) is subject to supervision by a banking authority in the country regulating such affiliated depository institution, credit union, or foreign bank.

To the extent the Investor has any beneficial owners,4 (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, the Investor reasonably believes that no such beneficial owners are Prohibited Persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the Investor's complete withdrawal from the Trust, and (iv) it will make available such information and any additional information requested by the Trust that is required under applicable regulations.

The Investor represents and warrants that, if it is an entity designated as a "financial institution" in the U.S. Bank Secrecy Act of 1970 as modified by the USA PATRIOT Act of 2001 (generally including banks, trust companies, thrift institutions, agencies or branches of foreign banks, investment bankers, broker-dealers, investment companies, insurance companies, investment advisers, futures commission merchants, commodity trading advisors, and commodity pool operators), it has implemented and enforces an anti-money laundering program that is compliant with applicable law.

The Investor acknowledges and agrees that the Trust and/or the Transfer Agent may "freeze the account" of the Investor, including, but not limited to, prohibiting additional investments or suspending redemptions or payment of redemption proceeds if necessary, to comply with anti-money laundering statutes or regulations.

The Investor acknowledges and agrees that the Trust and/or the Transfer Agent, in complying with anti-money laundering statutes, regulations and goals, may file voluntarily and/or as required by law suspicious activity reports ("SARs") or any other information with governmental and law enforcement agencies that identify transactions and activities that the Trust or the Transfer Agent or their agents reasonably determine to be suspicious, or is otherwise required by law. The Investor acknowledges that the Trust and the Transfer Agent are prohibited by law from disclosing to third parties, including the Investor, any filing or the substance of any SARs.

*[Balance of page intentionally left blank; signature page follows.]*

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of _____ 2021.

## SIGNATURE FOR INVESTOR

_____
(Signature)

_____
(Print Name)

INVESTMENT AMOUNT: $_____.00

## ACCEPTANCE

Christopher Werner, as Chief Executive Officer of the Company, hereby accepts the above subscription to acquire common shares.

Dated: _____, 2021

**GOLDEN CACAO CORPORATION**
A Colorado Corporation

By:_____
Name: Christopher Werner_____
Title: Chief Executive Officer_____

**EXHIBIT A**
**TO SUBSCRIPTION AGREEMENT**

**Please refer to Private Placement Memorandum and Bylaws**

*************************************************************

**INSTRUCTIONS FOR WIRING OR DELIVERING FUNDS**

**Contact Information for Placement Agent in case of questions:**

# INCOMING WIRE TRANSFER INSTRUCTIONS- (USD) International

These instructions are for receiving in **US Dollars only** from foreign countries.

Receiving Bank: Dubuque Bank and Trust Company - Dubuque, Iowa

Swift: **DUBTUS44** **Wires only****

Beneficiary Bank: Wisconsin Bank & Trust

Beneficiary Name: Golden Cacao Corporation

Beneficiary Address: P.O. Box 216
Kohler, WI 53044

**Bank Routing#** **075907594**

**Beneficiary Account #**

**EXHIBIT B**
**TO SUBSCRIPTION AGREEMENT**

## RISK FACTORS

An investment in **GOLDEN CACAO CORPORATION** (the "Company") has numerous risks. Some of those risks are discussed below.

***We have a very limited operating history and are subject to the risks faced by early-stage companies.***

We have essentially no operating history, and our predecessor-in-interest as to our assets and liabilities has only limited operating history. Our prospects for success must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development. We may not be able to execute our plan with the capital anticipated by this offering and may need to seek additional capital, absent our receipt of which we may not be able to continue the business. Any subsequent capital raise could be dilutive to Investor.

***We are not currently profitable, and our success and profitability will depend on our ability to implement our business plan.***

Our growth and anticipated profitability will depend on our ability to (a) acquire and develop cacao plantations and underlying assets in the America's; (b) create value in the aggregation of acquired properties; and (c) process the cacao of the properties for export at a profit. In light of the capital-intensive nature of the cacao industry of our business and our limited operating history, we cannot assure you that we will become profitable or, if we do become profitable, that we will be able to sustain that profitability.

The price per share to be sold in this offering has been determined solely by us and may be higher than the price paid by founding interest holders. Even though the current offering price is based on a number of factors, including our internal assessment of our business prospects and the perceived level of interest in our company, the price does not bear any direct relationship to our earnings, book value, assets, revenue or other typical measure of financial performance or value. Because we have a limited operating history and no market exists for our interests, potential future offering prices should be considered highly uncertain and may lead to additional dilution.

***Even if we are successful in growing rapidly, we may not be able to successfully manage the demands of that growth.***

Our business plan anticipates significant growth in the future. We expect that rapid growth would create significant strains on our cash flows, management, and infrastructure. Even if we are successful in achieving the growth we hope to achieve, that growth may cause problems that we did not effectively anticipate or plan for, which could have a material adverse effect on our business, results of operations and financial condition.

***We may not be able to attract the management team we will need to implement our business plans.***

We may not be able to find or hire the kind of management team we need to implement our business plan. The market for top management talent is highly competitive. If we are unable to attract and hire competent management, it will likely have a material adverse effect on our business, results of

operations and financial condition.

### *We may not achieve our projections and forecasts.*

The preliminary and introductory materials you received in connection with the investment contain forward-looking statements relating to matters such as anticipated financial performance, business prospects, new products, future plans, possible strategic alternatives, new business concepts, capital expenditures and similar matters. Statements including the words "expects," "anticipates," "intends," "plans," "believes," "seeks," or variation of such words and similar expressions are forward-looking statements. A variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectation expressed in our forward-looking statements.

The risks and uncertainties that may affect the operations, performance, development and results of our business include, but are not limited to, the following: changes in world economic conditions; the impact of competition and pricing; and the ability to hire, train and retain management and employees.

### *An investment in the Securities may lead to adverse tax consequences.*

The tax aspects of an investment in the Company are complicated, and you should have them reviewed by professional advisers familiar with your personal tax situation and with the tax laws and regulations applicable to corporations like the Company. The Company is not intended and should not be expected to provide any tax shelter. Further, a shareholder may incur tax liabilities under state or local income tax laws of certain jurisdictions in which we operate as well as the jurisdiction of a shareholder's residence or domicile. These laws vary from one locale to another and, like federal income tax laws, are complex and subject to change. We urge you to consult with your own tax adviser concerning these matters.

# EXHIBIT C

## TO SUBSCRIPTION AGREEMENT

<u>Definition of Accredited Investor</u>

"Accredited Investor" means any person who comes within any of the following categories, or who the issuer reasonably believes comes within any of the following categories, at the time of the sale of the securities to that person:

1. Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(13) of the Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

2. Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

3. Any organization described in Section 501(c)(3) of the Internal Revenue Code, limited liability company, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

4. Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

5. Any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceed $1,000,000;

6. Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

7. Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered whose purchase is directed by a sophisticated person as described in § 230.506(b)(2)(ii); and

8. Any entity in which all of the equity owners are accredited investors.

# EXHIBIT D

## TO SUBSCRIPTION AGREEMENT

S.E.C. 1933 Act Regulation S Investor Considerations

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS, EXCEPT AS SET FORTH BELOW.  BY ITS ACQUISITION HEREOF, THE HOLDER: (1) REPRESENTS THAT IT IS NOT A U.S. PERSON AND IS ACQUIRING THESE SHARES IN AN OFFSHORE TRANSACTION; (2) AGREES THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THESE SHARES EXCEPT (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, (C) INSIDE THE UNITED STATES, TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE ACT, (D) INSIDE THE UNITED STATES, TO AN ACCREDITED INVESTOR THAT, PRIOR TO SUCH TRANSFER, FURNISHES TO THE COMPANY A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE RESTRICTIONS ON TRANSFER OF THESE SHARES (THE FORM OF WHICH LETTER CAN BE OBTAINED FROM THE COMPANY), (E) OUTSIDE THE UNITED STATES, IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULES 904 AND 905 UNDER THE ACT, OR (F) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE ACT (IF AVAILABLE); AND (3) AGREES THAT IT WILL GIVE EACH PERSON TO WHOM THESE SHARES ARE TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. IN CONNECTION WITH ANY TRANSFER OF THESE SHARES PURSUANT TO CLAUSES (C), (D) OR (F) ABOVE, THE HOLDER MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE COMPANY SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS THE COMPANY MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION OR IN A TRANSACTION NOT SUBJECT TO THE REGISTRATION REQUIREMENTS OF THE ACT. AS USED HEREIN, THE TERMS 'OFFSHORE TRANSACTION,' 'UNITED STATES,' AND 'U.S. PERSON' HAVE THE MEANING GIVEN TO THEM BY REGULATION S UNDER THE ACT.

(a)     Investor has reviewed with its own tax advisors the applicable U.S., foreign, federal, state and local tax consequences of this investment and the transactions contemplated hereby. Such Investor has relied solely on such advisors and not on any statements or representations of the Company or any of its agents.  Investor understands that it (and not the Company or any other party) shall be responsible for Investor's tax liability that may arise as a result of this investment and the transactions contemplated hereby.

(b)     If Investor is not domiciled, incorporated or established within the United States:

(i)     Investor hereby acknowledges this Agreement is made by the Company with Investor in reliance upon Investor's representations, warranties and covenants made in this Agreement.

(ii)     As used herein, the term "United States" means and includes the United States of America, its territories and possessions, any State of the United States, and the District of Columbia, and the term "U.S. Person" (as defined in Regulation S) means: (1) a natural person resident in the United States; (2) any partnership or corporation organized or incorporated under the laws of the United States; (3) any estate of which any executor or administrator is a U.S. Person; (4) any trust of which any trustee is a U.S. Person; (5) any agency or branch of a foreign entity located in the United States; (6) any nondiscretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person; (7) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated and (if an individual) resident in the United States; and (8) a corporation or partnership organized under the laws of any foreign jurisdiction and formed by a U.S. Person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) under the Securities Act) who are not natural persons, estates or trusts.

(iii)    As used herein, the term "Non-U.S. Person" means any person who is not a U.S. Person or is deemed not to be a U.S. Person under Rule 902(k)(2) of the Securities Act.

(iv)    Investor (1) is domiciled and has its principal place of business outside the United States, and (2) certifies that it is not a U.S. Person and is not acquiring the Securities for the account or benefit of any U.S. Person, and (3) at the time of issuance of the Securities hereunder Investor, or persons acting on its behalf in connection therewith, will be located outside the United States.

(v)    Investor was organized and incorporated and is owned by accredited investors other than natural persons, estates or trusts.

(vi)    Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities.  Investor's subscription and payment for, and continued beneficial ownership of, the Securities will not violate any applicable securities or other laws of Investor's jurisdiction.

(vii)    Investor has been advised and acknowledges that:

(1)    the Securities issued pursuant to this Agreement have not been, and when issued, will not be registered under the Securities Act, the securities laws of any state of the United States or the securities laws of any other country;

(2)    in issuing and selling the Securities to Investor pursuant hereto, the Company is relying upon the exemption from registration provided by Section 4(2), Regulation D and/or Regulation S promulgated under the Securities Act ("Regulation S"); and

(3)    it is a condition to the availability of the Regulation S safe harbor that the Securities not be offered or sold in the United States or to a U.S. Person until the expiration of a period of one year following the date of issuance of the Securities hereunder.

(viii)    Investor acknowledges and covenants that, with respect to the Securities, until the expiration of one year after the date of issuance of the Securities hereunder (the "Restricted Period"): (a) Investor, its agents or representatives have not and will not solicit offers to buy, offer for sale or sell any of the Shares or any beneficial interest therein in the United States or to or for the account of a U.S. Person, and (b) notwithstanding the foregoing, prior to the expiration of the Restricted Period, the Securities may be offered and sold by the holder thereof only if such offer and sale is made in compliance with the terms of this Agreement and either, (1) the offer or sale is within the United States or to or for the account of a U.S. Person and pursuant to an effective registration statement, Rule 144 or an exemption from the registration requirements of the Securities Act, or (2) the offer and sale is outside the United States and to other than a U.S. Person.

(ix)     The foregoing restrictions are binding upon subsequent transferees of the Securities, except for transferees pursuant to an effective registration statement.  Investor agrees that after the Restricted Period, the Securities may be offered or sold within the United States or to or for the account of a U.S. Person only in accordance with this Agreement and pursuant to applicable securities laws.

(x)     Investor, its agents or its representatives have not and will not solicit offers to buy, offer for sale or sell any of the Securities, or any beneficial interest therein in the United States or to or for the account of a U.S. Person during the Restricted Period;

(xi)     Investor has not engaged, nor is it aware that any party has engaged, and it covenants that it will not engage or cause any third party to engage in any directed selling efforts (as such term is defined in Regulation S) in the United States with respect to the Securities.

(xii)     At the time of offering to Investor and communication of its order to purchase the Securities and at the time of its execution of this Agreement, Investor was located outside the United States.

(xiii)     Investor is not a "distributor" (as defined in Regulation S) or a "dealer" (as defined in the Securities Act).

(xiv)     Investor covenants that it will not engage in hedging transactions (within the meaning of Rule 903(b)(3)(iii)(B)(2) of Regulation S) with regard to the Securities unless in compliance with the Securities Act.

# EXHIBIT E

## INVESTOR DISQUALIFICATION EVENT QUESTIONNAIRE

Please confirm that each statement below is accurate with respect to the following persons (each such person an "Investor Party" and together the "Investor Parties"): (i) the undersigned (the "Investor") (ii) any person who, with respect to the Investor's interests in the Company(s), directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares (a) the power to vote, or direct the voting of, the Investor's interests in the Company(s) or (b) the power to dispose, or to direct the disposition of, the Investor's interests in the Company(s); and (iii) any person who uses the Investor to avoid beneficial ownership of interests in the Company(s) as part of a plan or scheme to avoid the provisions of Rule 506(d) of Regulation D under the Securities Act of 1933, as amended (the "Securities Act").(1)

(1)     No Investor Party has been convicted of any felony or misdemeanor in connection with the purchase or sale of a security or making a false filing with the Securities and Exchange Commission ("SEC"), or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities.

(2)     No Investor Party is subject to any order, judgment or decree of any court of competent jurisdiction (including, without limitation any temporary or preliminary order) that restrains or enjoins an Investor Party from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security or involving the making of a false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities.

(3)     No Investor Party is subject to a final order(2) of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency of a state performing like functions); a federal banking agency, the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that either:

(i)     has the effect of barring an Investor Party from association with any entity regulated by such commission, authority, agency or officer, or from engaging in the business of securities, insurance or banking or from engaging in savings association or credit union activities; or

(ii)     constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct.(3)[1]

(4)     No Investor Party is subject to any SEC disciplinary order entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Section

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[1] 1.     For avoidance of doubt, persons managing the Investor's shares in the Company(s) due to a contractual relationship with the Investor, such as consultants or third-party investment professionals, are not "Investor Parties" unless clauses (ii) or (iii) above apply with respect to such persons.

2.     For purposes of the questions in this Questionnaire, "final order" shall mean a written directive or declaratory statement issued by a federal or state agency described in §230.506(d)(1)(iii) of Regulation D under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by the federal or state agency. For the avoidance doubt, an order that meets the foregoing definition shall constitute a final order even if subject to appeal.

3.     For purposes of this Questionnaire, "fraudulent, manipulative or deceptive conduct" is not limited to matters involving scienter.

203(e) or (f) of the Investment Advisers Act of 1940, as amended (the "Advisers Act"), that suspends or revokes an Investor Party's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of an Investor Party; or bars an Investor Party from being associated with any entity or from participating in the offering of any penny stock.

(5)     No Investor Party is subject to any order of the SEC that orders an Investor Party to cease and desist from committing or causing a violation or future violation of:

(i)     any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17 (a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act, Section 15 (c)(1) of the Exchange Act and Section 206(1) of the Advisers Act, or any other rule or regulation thereunder; or

(ii)     Section 5 of the Securities Act.

(6)     No Investor Party is suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7)     No Investor Party has filed (as a registrant or issuer), or was or was named as an underwriter in, any registration statement or Regulation A offering statement filed with the SEC that was the subject of a refusal order, stop order or order suspending the Regulation A exemption, or is the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8)     No Investor Party is subject to a U.S. Postal Service false representation order or is subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the U.S. Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

If the Investor cannot confirm that the Investor Parties have not been involved in any of the events or circumstances described in items (1) through (8) above (each a "Disqualifying Event"), please attach hereto a written description of the Disqualifying Event(s) to which the Investor Parties are subject (including the name of each applicable Investor Party, the date on which the Disqualifying Event occurred and the date and manner of its resolution). The Investor understands, acknowledges, and agrees that (i) a description of each Disqualifying Event occurring prior to May 1, 2013 may be subject to disclosure to investors and prospective investors of the Company(s) in accordance with applicable law, and (ii) if an Investor Party is involved in a Disqualifying Event that occurs thereafter, the Investment Manager and/or Sub-Adviser may redeem all or a portion of the Investor's Shares in the Company(s) to allow it to continue to rely on Regulation D under the Securities Act.

**EXHIBIT F**
**PRIVACY POLICY**

**Golden Cacao Corporation** (collectively "**GCC**"), as Manager to the Company, considers customer privacy to be a fundamental aspect of its relationship with clients and is committed to maintaining the confidentiality, integrity and security of its current, prospective and former clients' personal information. To ensure a client's privacy, GCC has developed policies that are designed to protect this confidentiality, while allowing client needs to be served.

In the course of providing clients with products and services, GCC may obtain non-public personal information about clients which may come from sources such as account applications and other forms, from other written, electronic or verbal correspondence, from client transactions, from a client's brokerage or financial advisory firm, financial adviser or consultant, and/or from information captured on its internet web sites.

As a matter of policy, GOLDEN CACAO does not disclose any personal or account information provided by clients or gathered by GOLDEN CACAO to parties not affiliated with the Company, except as required or permitted by law. As is common in the industry, non-affiliated companies may from time to time be used to provide certain services, such as preparing and mailing prospectuses, reports, account statements and other information, conducting research on client satisfaction and gathering shareholder proxies. GOLDEN CACAO may also retain non-affiliated companies to market its products and enter into joint marketing agreements with other companies. These companies may have access to a client's personal and account information but are solely permitted to use this information to provide the specific service or as otherwise permitted by law. GOLDEN CACAO may also provide a client's personal and account information to a client's respective brokerage or financial advisory firm, custodian, and/or to a client's financial adviser or consultant.

GOLDEN CACAO reserves the right to disclose or report personal information to non-affiliated third parties, in limited circumstances, where it believes in good faith that disclosure is required under law to cooperate with regulators or law enforcement authorities, to protect its rights or property or upon reasonable request by any fund in which a client has chosen to invest. In addition, GOLDEN CACAO may disclose information about a client or a client's accounts to parties not affiliated with the Trust, only if GOLDEN CACAO receives a client's written request or consent.

GOLDEN CACAO may share client information with its affiliates in connection with servicing a client's account or to provide a client with information about products and services that GOLDEN CACAO believes may be of interest to them. The information GOLDEN CACAO shares may include, for example, a client's participation in its investment funds or other investment programs, a client's ownership of certain types of accounts, or other data about a client's accounts. GOLDEN CACAO's affiliates, in turn, are not permitted to share client information with non-affiliated entities, except as required or permitted by law.

GOLDEN CACAO takes seriously its obligation to safeguard client's non-public personal information. In addition to this policy, GOLDEN CACAO has also implemented procedures that are designed to restrict access to a client's non-public personal information only to internal personnel who need to know that information in order to provide products or services to such clients. In addition, GOLDEN CACAO has physical, electronic, and procedural safeguards in place to guard a client's non-public personal information.

GOLDEN CACAO will dispose of records, if any, that are knowingly derived from data received from a consumer reporting agency regarding a shareholder that is an individual in a manner that ensures the confidentiality of the data is maintained. Such records include, among other things, copies of consumer reports and notes of conversations with individuals at consumer reporting agencies.

## EXHIBIT G

**NOTE: PLEASE CONTACT YOUR ACCOUNT REPRESENTATIVE PRIOR TO FORWARDING THIS DOCUMENT**

**GOLDEN CACAO CORPORATION**
**ADDITIONAL SUBSCRIPTION FORM**

| | |
|---|---|
| GOLDEN CACAO CORPORATION | James R. Simmons, Esq. |
| C/O C. Werner | Simmons Associates, Ltd. |
| 8400 E. Prentice Ave., Suite 1360 | 155South Main Street, Suite 301 |
| Denver, CO 80111 | Providence, RI 02903 |
| Phone: (920) 207-0100 | Phone: (719) 440-0333 |
| Email: cwerner@GoldenCacao.io | Email: jsimmons@simmonsltd.com |

To Whom It May Concern:

The undersigned hereby wishes to make an additional subscription to the Shares of **GOLDEN CACAO CORPORATION** (the "Company").

The additional amount to be contributed ("Additional Subscription") is:

$__________________________
$__________________________ Total

The undersigned acknowledges and agrees: (i) that the undersigned is making the Additional Subscription on the terms and conditions contained in the Subscription Agreement, dated ____________________, 2021, previously executed by the undersigned and accepted by the Company (the "Subscription Agreement"); (ii) that the representations and covenants of the undersigned contained in the Subscription Agreement are true and correct in all material respects as of the date set forth below; (iii) the information provided on the Investor Profile Form in the Subscription Agreement is correct as of the date set forth below; and (iv) the background information provided to the Trust is true and correct in all material respects as of the date set forth below.

**THE UNDERSIGNED AGREES TO NOTIFY THE COMPANY PROMPTLY SHOULD THERE BE ANY CHANGE IN ANY OF THE FOREGOING INFORMATION.**

Note: Additional proceeds shall be paid from the same account(s) from which the Investor's investment in the Company(s) was originally remitted. If the original bank information has changed, Form H attached as Exhibit D is required. Form H will supersede the original payment instructions, unless otherwise noted. Additionally, this change will require your signature to be validated on Form H by means of a Medallion Signature Guarantee or Signature Validation Program (SVP) stamp. A Medallion Signature Guarantee or an SVP stamp may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, savings association or other financial institution which is participating in a Medallion program or SVP recognized by the Securities Transfer Association.

C-1

Very truly yours,

Name of Investor (please print) Signature(s):                    _____

Name and applicable title Date                    _____

Name and applicable title (if more than one) Date                    _____
                    _____

Name and applicable title (if more than two)                    _____
                    _____
Date                    _____

C-2

                    _____

                    _____

# FORM H (DOMESTIC OR FOREIGN)

Form H—Domestic
Domestic Bank Wire Instructions

Please list the bank account information that is being used to wire the funds for your investment, and sign below. Your signature must be validated by means of a Medallion Signature Guarantee or Signature Validation Program (SVP) stamp. A Medallion Signature Guarantee or an SVP stamp may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, savings association or other financial institution which is participating in a Medallion program or SVP recognized by the Securities Transfer Association.

The remitter should state in the remittance advice the full name(s) of subscriber(s), for ease of identification. All subscription money must originate from an account held in the name of the subscriber(s). No third-party payments shall be permitted.

For Subscribers personal account:
Bank Name:
Bank Street Address:
Bank City, State, Zip Code: ABA and/or Swift Code: Account Name:
Account Number: Reference (if required):

For Subscribers account with a custodian/administrator:
Bank Name:
Bank Street Address:
Bank City, State, Zip Code: ABA and/or Swift Code:
Custodian/Administrator Account Name: Custodian/Administrator Account Number: For Further Credit Name (Subscribers Name):
For Further Credit Account No. (Subscribers No): Reference (if required):